Exhibit 99.1

Incannex Healthcare Limited ACN 096 635 246

ADDENDUM TO NOTICE OF ANNUAL GENERAL MEETING

For the annual general meeting of the Company to be held at the offices of Thomson Geer at Level 27 Exchange Tower, 2
The Esplanade, Perth on Tuesday, 29 November 2022 at 2:00 pm (Perth time).

This Addendum is supplemental to the Notice and should be read in its entirety along with the Notice.

If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Addendum or the Notice, please do not hesitate to contact the Company Secretary on (+61) 417 935 552.

ADDENDUM TO NOTICE OF ANNUAL GENERAL MEETING

Incannex Healthcare Limited (Company) hereby gives notice to Shareholders of the Company that the Directors have determined to issue this addendum (Addendum) to the Company’s Notice of Annual General Meeting dated 21 October 2022 (Notice) in relation to the annual general meeting of Shareholders (Meeting) to be held at the offices of Thomson Geer at Level 27 Exchange Tower, 2 The Esplanade, Perth on Tuesday, 29 November 2022 at 2:00 pm (Perth time).

Capitalised terms in this Addendum have the same meaning as defined in the Notice unless otherwise stated.

PURPOSE OF THIS ADDENDUM

By this Addendum:

a)	an additional Resolution 7 for the appointment of PKF Brisbane Audit (PKF) as auditor of the Company as detailed in this Addendum is added to the Notice and will be considered at the Company’s upcoming Meeting; and

b)	a new section is added to the Explanatory Memorandum forming part of the Notice in respect of the additional new Resolution 7.

In accordance with section 328B(3) of the Corporations Act, a copy of the notice of nomination of PKF for appointment as auditor of the Company is included in this Addendum.

IMPORTANT INSTRUCTIONS REGARDING REPLACEMENT PROXY FORMS

Attached to this Addendum is a replacement Proxy Form (Replacement Proxy Form). If Shareholders wish to have their votes counted by proxy in respect of Resolution 7, Shareholders must use the attached Replacement Proxy Form to vote on all Resolutions.

In the event that a Shareholder provides a Replacement Proxy Form, any previous Proxy Form (in the form dispatched with the original Notice) (Previous Proxy Form) which has been completed by that Shareholder will be disregarded.

If you have already voted by completing and submitting to the Company a Previous Proxy Form and do not wish to vote on Resolution 7 or do not wish to change your proxy vote on any of the Resolutions, you do not need to take any action, as the Previous Proxy Form you have already submitted remains valid.

In the event that a Shareholder provides the Company with a Previous Proxy Form and does not subsequently provide a Replacement Proxy Form, the Company reserves the right to accept Previous Proxy Forms received from any such Shareholders.

The Replacement Proxy Form must be received no later than 2:00pm (Perth time) on 27 November 2022.

Further details regarding the appointment of a proxy are provided in the Notice.

The Chairman intends to exercise all available proxies in favour of all the Resolutions (including Resolution 7) unless the Shareholder has expressly indicated a different voting intention.

Dated 21 November 2022
By order of the Board

Troy Valentine

Chairman

ADDITIONAL RESOLUTION 7

An additional Resolution 7 is inserted in the Notice as follows.

Resolution 7 – Appointment of Auditor

To consider and, if thought fit, to pass with or without amendment, as an ordinary resolution the following:

“THAT for the purpose of section 327B of the Corporations Act and for all other purposes, PKF Brisbane Audit (ABN 33 873 151 348) having been nominated to act as the Company’s auditor and having consented to act, be hereby appointed as the auditor of the Company.”

INFORMATION REGARDING RESOLUTION 7 FOR INCLUSION IN THE EXPLANATORY MEMORANDUM

A new section is added to the Explanatory Memorandum forming part of the Notice in respect of the additional Resolution 7 as follows.

Section 11. APPOINTMENT OF AUDITOR

This section provides further information relating to Resolution 7.

As announced by the Company on 7 July 2022, following the resignation of HLB Mann Judd (WA Partnership) as auditor of the Company and ASIC’s consent to the same, the Board appointed PKF Brisbane Audit (ABN 33 873 151 348) (PKF) as the Company’s auditor to fill casual vacancy with effect from 7 July 2022.

PKF’s appointment as auditor of the Company was pursuant to section 327C(1) of the Corporations Act and in accordance with section 327C(2) of the Corporations Act, PKF (being an auditor appointed under section 327C(1) of the Corporations Act) holds office until the Meeting.

PKF has been nominated in accordance with section 328B(1) of the Corporations Act and pursuant to section 328B(3) of the Corporations Act, a copy of the notice of nomination of PKF for appointment as auditor accompanies this Addendum.

Accordingly, for the purpose of section 327B of the Corporations Act and for all other purposes, Resolution 7 seeks Shareholder approval for the appointment of PKF as auditor of the Company.

PKF has consented to act in the capacity of auditor of the Company.

Resolution 7 is an ordinary resolution.

The Chairman intends to vote all available proxies in favour of Resolution 7.

The Board recommends that Shareholders vote in favour of Resolution 7.

There are no voting exclusions for Resolution 7.

NOTICE OF NOMINATION OF PKF BRISBANE AUDIT FOR APPOINTMENT AS AUDITOR

TO:	Incannex Healthcare Limited
Level 39, Rialto South Tower
525 Collins Street
MELBOURNE VIC 3000

For the purposes of section 328B(1) of the Corporations Act 2001 (Cth), Troy Valentine, being a member of Incannex Healthcare Limited (Company), hereby nominates PKF Brisbane Audit (ABN 33 873 151 348) for appointment as auditor of the Company at the Company’s upcoming 2022 Annual General Meeting of its shareholders.

Dated 18 November 2022

Signed by
/s/ Troy Valentine
in the presence of:	Troy Valentine

/s/ Madhukar Bhalla
Witness signature

Madhukar Bhalla
Name of witness
BLOCK LETTERS

Incannex

Incannex Healthcare Limited | ACN 096 635 246

# Proxy Voting Form

**If you are attending the meeting in person, please bring this with you for Securityholder registration.**

**Holder Number:**

Your proxy voting instruction must be received by **2.00pm (Perth Time) on Sunday, 27 November 2022,** being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

## SUBMIT YOUR PROXY

**Complete the form overleaf in accordance with the instructions set out below.**

**YOUR NAME AND ADDRESS**

The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

**STEP 1 – APPOINT A PROXY**

If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

**DEFAULT TO THE CHAIR OF THE MEETING**

Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.

**STEP 2 - VOTES ON ITEMS OF BUSINESS**

You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

**APPOINTMENT OF SECOND PROXY**

You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

**SIGNING INSTRUCTIONS**

**Individual**: Where the holding is in one name, the Shareholder must sign.
**Joint holding**: Where the holding is in more than one name, all Shareholders should sign.
**Power of attorney**: If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
**Companies**: To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
**Email Address**: Please provide your email address in the space provided.

**By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.**

**CORPORATE REPRESENTATIVES**

If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automic.com.au.

### Lodging your Proxy Voting Form:

**Online:**
Use your computer or smartphone to appoint a proxy at
https://investor.automic.com.au/#/loginsah
or scan the QR code below using your smartphone
**Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.**

**BY MAIL:**
Automic
GPO Box 5193
Sydney NSW 2001

**IN PERSON:**
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

**BY EMAIL:**
meetings@automicgroup.com.au

**BY FACSIMILE:**
+61 2 8583 3040

**All enquiries to Automic:**
**WEBSITE:** https://automicgroup.com.au/

**PHONE:** 1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

## STEP 1 - How to vote

**APPOINT A PROXY:**
I/We being a Shareholder entitled to attend and vote at the Annual General Meeting of Incannex Healthcare Limited, to be held at **2.00pm (Perth Time) on Tuesday, 29 November 2022 at the offices of Thomson Geer at Level 27 Exchange Tower, 2 The Esplanade, Perth** hereby:

**Appoint the Chair of the Meeting (Chair)** OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

**The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.**
Unless indicated otherwise by ticking the "for"," against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

**AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS**
Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 1 and 6 (except where I/we have indicated a different voting intention below) even though Resolutions 1 and 6 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

## STEP 2 – Your voting direction

| Resolutions | | For | Against | Abstain |
|---|---|---|---|---|
| 1. | Remuneration Report | | | |
| 2. | Re-election of Mr Troy Valentine as Director | | | |
| 3. | Election of Dr George Ansatassov as Director | | | |
| 4. | Election of Mr Robert Clark as Director | | | |
| 5. | Amendment to Constitution | | | |
| 6. | Approval to issue Options and Company Acquisition Incentive to Mr. Robert Clark, Director, as part of his remuneration package | | | |
| 7. | Appointment of Auditor | | | |

## STEP 3 – Signatures and contact details

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director / Company Secretary |

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

**By providing your email address, you elect to receive all of your communications despatched by the Company electronically (where legally permissible).**

AUTOMIC

IHL